Exhibit 28 (e)(2)

DISTRIBUTION SERVICES AGREEMENT

AGREEMENT made this 14th day of November 2014, by and between Accrued Equities, Inc., a New York corporation (“Accrued Equities”), and Foreside Funds Distributors LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, pursuant to the Underwriting Agreement by and between the Distributor and New Alternatives Fund (the “Fund”) dated as of November 14, 2014 (the “Underwriting Agreement”), the Distributor acts as the principal underwriter of the Fund; and

WHEREAS, pursuant to the Sub-Distribution Agreement (the “Sub-Distribution Agreement”, and together with the Underwriting Agreement, the “Agreements”) by and between the Distributor and Accrued Equities dated as of November 14, 2014, Accrued Equities acts as a sub-distributor of the Fund; and

WHEREAS, Accrued Equities serves as investment adviser for the Fund, an open-end investment company registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, in consideration of the Distributor’s agreement to provide certain sales and marketing services as described in the Underwriting Agreement, Accrued Equities has agreed to compensate the Distributor to the extent that the Fund is not authorized to so compensate the Distributor pursuant to a fee letter dated as of July 1, 2006 by and between Accrued Equities and Distributor (the “Fee Letter”); and

WHEREAS, Accrued Equities and Distributor desire to terminate the Fee Letter and enter into this Agreement;

WHEREAS, in consideration of Accrued Equities’ agreement to provide certain sales and marketing services as described in the Sub-Distribution Agreement, the Distributor has agreed to pay to Accrued Equities a portion of the underwriter concession received by the Distributor from the Fund;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration the receipt of which is hereby acknowledged, Accrued Equities and the Distributor hereby agree as follows:

1.	Services.

The Distributor will provide the Fund and Accrued Equities with the marketing and sales support services set forth in the Underwriting Agreement, and Accrued Equities will provide the Distributor with the marketing and sales support services set forth in the Sub-Distribution Agreement, each of which is attached hereto as Exhibit A.

2.	Compensation and Expenses.

The Distributor shall be entitled to receive the Distribution Services Fees set forth in Exhibit B, and Accrued Equities shall be entitled to receive the Sub-Distribution Fees set forth in Exhibit B.

3.	Term and Termination.

(a)      This Agreement will become effective upon the date first set forth above, and with respect to such Agreement, will continue in effect throughout the term of each of the Underwriting Agreement and Sub-Distribution Agreement, and will terminate automatically upon any termination of such Agreements; provided, however, that, notwithstanding such termination of the Agreements, the parties shall continue to pay to all fees to which to which the other party is entitled pursuant to the respective Underwriting Agreement and Sub-Distribution Agreement for services performed through such termination date.

(b)      This Agreement may be terminated by either party upon 60 days’ written notice to the other party. In addition, this Agreement shall terminate automatically in the event Accrued Equities no longer serves as investment adviser to the Fund; provided that prior to or on such termination date, Accrued Equities pays to the Distributor all compensation due as of such termination date.

4.	Rights and Obligations of Accrued Equities and the Distributor.

(a)

Accrued Equities shall be responsible for the accuracy and completeness of information concerning its organization and sales channels that Accrued Equities furnishes to the Distributor in connection with the Distributor’s provision of services pursuant to the Underwriting Agreement.

(b)

The Distributor shall be responsible for the accuracy and completeness of information concerning its organization and sales channels that the Distributor furnishes to Accrued Equities in connection with Accrued Equities’ provision of services pursuant to the Sub-Distribution Agreement.

5.	Representations and Warranties.

(a)      Accrued Equities represents and warrants the following:

(i)      the Agreement has been duly authorized by Accrued Equities and, when executed and delivered, will constitute a legal, valid and binding obligation of Accrued Equities, enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(ii)      the contractual advisory fees that Accrued Equities charges the Fund do not contain any component for the purpose of paying for fund distribution; and

(iii)      this Agreement has been disclosed to the Board of Trustees of the Fund (the “Board”), and Accrued Equities has provided all such information to the Board as may be appropriate (or as has been requested by the Board) in connection with the Board’s review or approval of the arrangements contemplated hereunder, including amounts expended by Accrued Equities hereunder.

(b)      The Distributor represents and warrants the following:

(i)      it is a duly registered broker-dealer in good standing with FINRA, and shall immediately notify Accrued Equities should the foregoing no longer be true during the term of this Agreement;

(ii)      it is in material compliance with all laws, rules and regulations applicable to it, including but not limited to the rules and regulations promulgated by FINRA; and

(iii)      this Agreement has been duly authorized by the Distributor and, when executed and delivered, will constitute a legal, valid and binding obligation of the Distributor, enforceable against the Distributor in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

6.	Confidentiality.

During the term of this Agreement, the Distributor and Accrued Equities may have access to confidential information relating to matters such as either party’s business, procedures, personnel, and clients. As used in this Agreement, “Confidential Information” means information belonging to the Distributor or Accrued Equities which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to the non-disclosing party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement. Confidential Information includes information developed by either party in the course of engaging in the activities provided for in this Agreement, unless: (i) the information is or becomes publicly known without breach of this Agreement, (ii) the information is disclosed to the other party by a third party not under an obligation of confidentiality to the party whose Confidential Information is at issue of which the party receiving the information should reasonably be aware, or (iii) the information is independently developed by a party without reference to the other’s Confidential Information. Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its duties and obligations hereunder. Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any regulatory agency with jurisdiction over the Distributor, the Fund or Accrued Equities; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; or (iii) requested to by the other party; provided that in the event of (i) or (ii) the disclosing party shall give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and shall reasonably cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure.

In the event of any unauthorized use or disclosure by a party of any Confidential Information of the other party, the disclosing party shall promptly (i) notify the other party of the unauthorized use or disclosure; (ii) take all reasonable actions to limit the adverse effect on the other party of such unauthorized use or disclosure; and (iii) take all reasonable action to protect against a recurrence of the unauthorized use or disclosure.

7.	Limitation of Liability; Indemnification.

(a)      The Distributor shall not be liable to Accrued Equities or the Fund for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement or the Agreements. Accrued Equities shall indemnify and hold harmless the Distributor, its affiliates and each of their respective employees, agents, directors and officers from and against, any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges and reasonable counsel fees incurred in connection therewith (collectively, “Losses”) arising out of or related to the arrangement contemplated under this Agreement and/or the Agreements, except to the extent that Losses result from the Distributor’s bad faith, willful misfeasance, or gross negligence or its reckless disregard of its express obligations and duties hereunder and/or under the Agreements.

(b)      Accrued Equities shall not be liable to the Distributor for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement or the Agreements. The Distributor shall indemnify and hold harmless Accrued Equities and the Fund, its affiliates and each of their respective employees, agents, directors and officers from and against, any and all Losses arising out of or related to the arrangement contemplated under this Agreement, except to the extent that Losses result from Accrued Equities’ bad faith, willful misfeasance, or gross negligence or its reckless disregard of its express obligations and duties hereunder.

8.	Notices.

Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to Accrued Equities, to it at 150 Broadhollow Road, Suite PH2, Melville NY 11747 Attention: President and if to Distributor, to it at Three Canal Plaza, Suite 100, Portland, Maine 04101, Attention: Legal/Compliance, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

9.	Assignment.

This Agreement and the rights and duties hereunder shall not be assignable with respect to the Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

10.	Governing Law.

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.

11.	Miscellaneous.

(a)      Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b)      This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c)      If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d)      This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)      No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f)      Invoices for fees and expenses due to the Distributor hereunder and as set forth in Exhibit B hereto shall be sent by the Distributor to the address furnished below unless and until changed by Accrued Equities (Accrued Equities to provide reasonable advance notice of any change of billing address to Distributor):

Accrued Equities, Inc.

150 Broadhollow Road, Suite PH2

Melville NY 11747

Attn: David J. Schoenwald

Phone: (631) 423-7373

e-mail: info@newalternativesfund.com

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

Accrued Equities, Inc.			Foreside Funds Distributors LLC

By:	/s/ DAVID J. SCHOENWALD	:	By:	/s/ MARK A. FAIRBANKS
	David J. Schoenwald, President			Mark A. Fairbanks, President

Exhibit A

Underwriting Agreement

Sub-Distribution Agreement

Exhibit B

Compensation

DISTRIBUTION SERVICES FEES

Recurring Fees	Rate
Base Fee* *payable to the Distributor	$25,000 per annum plus 0.5 basis points (0.005%) for net assets of the Fund in excess of $250 million.
Compliance Systems Fee	$2,500 per annum

SUB-DISTRIBUTION FEES

Recurring Fees	Rate
Sub-Distribution Fee* *payable to Accrued Equities

The Distributor will pay to Accrued Equities two-thirds (2/3) of the underwriter concessions received by the Distributor from the Fund. The remaining one-third (1/3) of the underwriter concessions shall be retained by the Distributor for distribution-related expenses and may be paid to Accrued Equities or other parties upon the submission of valid requests for reimbursement for such expenses. Accrued Equities will be entitled to receive from the Fund any direct to Fund account commissions from the states listed on Exhibit C. With 30 days notice to the Distributor, Accrued Equities may elect to register in additional states. Any direct to Fund account commissions from states other than those listed on Exhibit C shall be retained by the Distributor for distribution-related expenses and may be paid to Accrued Equities or other parties upon the submission of valid requests for reimbursement for such expenses.

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the Underwriting Agreement. Such expenses may include, without limitation, sales literature regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➢     Fees will be calculated and payable monthly.

Exhibit C

Default Jurisdictions

Accrued Equities:

Alaska

Arizona

California

Colorado

District of Columbia

Florida

Hawaii

Indiana

Illinois

New Jersey

New York

Massachusetts

Maryland

Maine

Michigan

Minnesota

North Carolina

New Mexico

Ohio

Oregon

Pennsylvania

Vermont

Washington

Wisconsin

Distributor:

Alabama

Arkansas

Connecticut

Delaware

Georgia

Idaho

Iowa

Kansas

Kentucky

Louisiana

Mississippi

Missouri

Montana

Nebraska

Nevada

New Hampshire

North Dakota

Oklahoma

Rhode Island

South Carolina

South Dakota

Tennessee

Texas

Utah

Virginia

West Virginia

Wyoming